AB 3/3/06

K8 3/9

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SECU 06003732 MISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 22 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 28302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCE 500, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19762 MacARTHUR BLVD., SUITE 200
(No. and Street)

IRVINE (City) CALIFORNIA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON McCLINTOCK 949/253-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 17 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 4/12/06

OATH OR AFFIRMATION

I, JON McCLINTOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCE 500, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JULIE F. MORIN
Commission # 1527278
Notary Public - California
Orange County
My Comm. Expires Nov 16, 2008

Signature Jon McClintock

CFO

Title

Notary Public JF MORIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Finance 500, Inc.
Long Beach, California

We have audited the accompanying statement of financial condition of Finance 500, Inc. as of December 31, 2005, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finance 500, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
February 7, 2006

FINANCE 500, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents:		
Cash in banks		$ 386,168
Money market		414,322
Total cash		800,490
Receivables:		
Commissions	$ 1,443,706	
Other	163,683	1,607,389
Other securities		115,327
Deposits		250,000
Property and equipment, at cost, less $60,707 of accumulated depreciation		-
Total assets		$ 2,773,206

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable		$ 1,228,121
Accounts payable		231,740
Income taxes payable		800
Other liabilities		5,784
Total liabilities		1,466,445
Commitments		-
Stockholder's equity:		
Common stock, no par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	$ 15,000	
Paid-in capital	452,000	
Retained earnings	839,761	
Total stockholder's equity		1,306,761
Total liabilities and stockholder's equity		$ 2,773,206

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions income		$ 15,946,357
Listed income fees		1,281,976
Rebate fees		121,384
Other income		190,771
Total revenues		17,540,488
Expenses:		
Commissions	$ 12,467,149	
Salaries	1,842,143	
Rent	314,604	
Consulting and professional fees	577,054	
Communications	203,931	
Equipment costs and supplies	116,506	
Registration fees	137,833	
Insurance	145,884	
Pension contribution	30,520	
Business development	159,368	
Other operating expenses	1,591,595	
Total expenses		17,586,587
Income before income taxes		(46,099)
Income taxes	800	
Total income tax expense		800
Net income (loss)		$ (46,899)

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

		Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	$	15,000	452,000	886,660	1,353,660
Net income (loss) for the year ended December 31, 2005		-	-	(46,899)	(46,899)
Balance, at end of year	$	15,000	452,000	839,761	1,306,761

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ (46,899)
Adjustments to reconcile loss to net cash provided by operating activities:		
Increase in commissions receivable	(47,162)	
Increase in other receivable	(163,683)	
Decrease in rebates receivable	1,666	
Increase in other securities	(12,849)	
Decrease in other investments	52,087	
Increase in commissions payable	267,318	
Increase in accounts payable	59,975	
Increase in other liabilities	968	
Decrease in income taxes payable	(38,091)	
Total adjustments		120,229
Net cash flows provided by operating activities		73,330
Cash flows from investing activities		-
Cash flows from financing activities		-
Net increase in cash		73,330
Cash and cash equivalents, beginning of year		727,160
Cash and cash equivalents, end of year		$ 800,490

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 38,891

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California The Company is subject to a minimum net capital requirement of $100,000 under SEC Rule 15c3-1. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker/dealer. The Company's primary business consists of sales of securities, limited partnership interests, and mutual funds. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Security Transactions

Security transactions are reported on a settlement date basis which is generally the third business day following the transaction date. While generally accepted accounting principles require reporting on a trade date basis, the difference between trade date and settlement date is not material. Related commissions and expenses are recorded on the accrual basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over sixty months.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Deferred income taxes result from timing differences in the reporting of California franchise tax expense for financial and tax purposes.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2) ACCOUNTS RECEIVABLE/COMMISSIONS PAYABLE

The accounts receivable represent commissions due to the Company from the sale of securities, limited partnership interests and mutual funds.

(3) DEPOSITS

The deposit of $250,000 as of December 31, 2005, consists of monies being held by Penson Financial Services, the Company's clearing agent.

(4) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office machinery and equipment	$ 52,039
Office furniture and fixtures	8,668
	60,707
Less accumulated depreciation	(60,707)
Net property and equipment	$ -

(5) PROVISION FOR INCOME TAXES

Income tax expense consists of the following:

	Federal	State	Total
Current	$ -	$ 800	$ 800
Deferred	-	-	-
Total	$ -	$ 800	$ 800

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109), Accounting for Income Taxes, which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. The tax effect of timing differences was not material at December 31, 2005.

(6) PENSION PLAN

The Company sponsors a 401(k) pension plan which is open to all employees who have been with the Company for at least three months. The Company matches 5% for every dollar the employee contributes to the plan. Employer contributions to the plan for the year amounted to $30,520

(7) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Bank of America which had a bank balance of $592,492 at December 31, 2005. Accounts at this institution are insured up to $100,000 by the Federal Deposit Insurance Corporation.

The Company also maintains an investment account at Penson Financial Services, Inc. (Penson) which had an account balance of $359,882 at December 31, 2005. The Company also maintains a clearing deposit account at Penson which is required by the Securities and Exchange Commission. Accounts held at Penson are insured by Securities Investor Protection Corporation.

(8) NET CAPITAL

The Company is subject to a $100,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2005, the net capital ratio was 1.31 to 1 and net capital was $1,117,493 which exceeded the required minimum capital by $1,017,493.

(9) COMMITMENTS

The Company entered into a sixty-month lease expiring May 31, 2011, for an office suite in Irvine, California.

Minimum future lease payments under this lease as of December 31, 2005 for each of the next five years and in the aggregate are:

2006	$	250,507
2007		313,443
2008		318,131
2009		326,168
2010		334,205
Subsequent to 2010		196,907
	$	1,739,361

The Company has also entered into various operating leases on computer equipment. The terms of the leases are sixty month periods. The lease agreements expire in 2009.

(9) COMMITMENTS, continued

As of December 31, 2005, minimum rental lease payments through the remainder of the lease terms are as follows:

Year Ended December 31,		Amount
2006	$	25,716
2007		20,527
2008		14,598
2009		7,794
Total minimum future rental payments	$	68,635

Rent expense for the year was $314,604.

(10) CONTINGENCIES

There are two pending claims against the Company. The first claim relates to the purchase of a variable annuity by certain customers. The second claim is brought by a former registered representative of the Company seeking various forms of equitable relief. This claim alleges a partnership between the plaintiff and two other representatives of the Company. The Company believes that these claims are without merit and intends to vigorously defend its position.

FINANCE 500, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

Total equity from statement of financial condition		$ 1,306,761
Less non-allowable assets - other receivable		163,683
Net capital before haircut		1,143,078
Haircut:		
Money market (2% of $414,322)	$ 8,286	
Inventory	17,299	
		25,585
Net capital		$ 1,117,493

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 97,325
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above two figures)	$ 100,000
Excess net capital	$ 1,017,493

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 1,466,445
Deduct other liabilities	5,784
Total aggregate indebtedness	$ 1,460,661
Ratio of aggregate indebtedness to net capital	1.31 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

FINANCE 500, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

FINANCE 500, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

Goodrich, Goodyear & Hinds

An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Finance 500, Inc.
Long Beach, California

In planning and performing our audit of the financial statements of Finance 500, Inc. (the Company) for the year ended December 31, 2005, we have considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Haskell, Goodyear & Hinds

Long Beach, California
February 7, 2006